Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018
(215) 564-8000

December 29, 2016

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jaea Hahn

RE:	Voyageur Intermediate Tax Free Funds (the "Registrant") File Nos. 811-04364; 002-99266

Dear Ms. Hahn:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the "1933 Act") to request the consent of the U.S. Securities and Exchange Commission (the "Commission") to the withdrawal of the post-effective amendment (the "Amendment") to the Registrant's registration statement on Form N-1A filed with EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 4:05 p.m. on December 28, 2016 (Accession No. 0001145443-16-002507).  The submission header for the Amendment improperly reflected that the Amendment was only submitted under the 1933 Act.  No securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission's consent to the withdrawal of Registrant's Amendment (Accession No. 0001145443-16-002507) filed under the EDGAR submission type 485BPOS.
If you have any questions, or require anything further regarding the request, please contact me at (215) 564-8099.

Very truly yours, /s/ Jonathan M. Kopcsik Jonathan M. Kopcsik